Exhibit 99.1

Videocon d2h Limited

Quarter Ended September 30, 2017

Earnings Release

Adjusted EBITDA1 grew 12.9% from last quarter to INR 2.81 billion

Net Subscriber2 Base stands at 13.25 million

Mumbai, November 27, 2017: Videocon d2h Limited (NASDAQ:VDTH) (“Videocon d2h” or the “Company”) announced its financial results for the quarter ended September 30, 2017.

Key highlights:

◾	Revenue from operations came in at INR 8.35 billion;

◾	Subscription and activation revenue came in at INR 7.70 billion;

◾	Adjusted EBITDA grew 12.9% from last quarter to INR 2.81 billion and Adjusted EBITDA margin expanded 140 basis points from last quarter to 33.6%;

◾	Profit after tax came in at INR 168 million;

◾	Free cash flows[3] came in at INR 428 million;

◾	ARPU came in at INR 212;

◾	Gross subscribers[4] and net subscribers increased by 0.45 million and 0.21 million, respectively, during the quarter;

◾	Net subscribers base stood at 13.25 million as of September 30, 2017; and

◾	Churn[5] came in at 0.62% per month in Q2 FY18.

Key metrics	Q2 FY18
Gross subscriber additions (million)	0.45
Net subscriber additions (million)	0.21
Adjusted EBITDA (INR million)	2,805
Profit after tax (INR million)	168
Free cash flow (INR million)	428

Commenting on the Company’s outlook, Executive Chairman of Videocon d2h, Mr. Saurabh Dhoot, said “I am delighted to report that we have delivered a strong quarter and have reported the highest ever quarterly Adjusted EBITDA in the history of Videocon d2h at INR 2.81 billion. More importantly, Adjusted EBITDA per subscriber grew double digits from last quarter and came in at INR 71 per subscriber per month, supported by better revenue realizations and higher operational efficiencies.

We remain optimistic on the future outlook of the Company as we merge with Dish TV India Limited in the coming weeks, subject to receipt of approval from the Ministry of Information and Broadcasting. The businesses of Videocon d2h and Dish TV India Limited will be amalgamated for financial reporting purposes from October 1, 2017, the date appointed by the Honorable National Company Law Tribunal. We believe that the merged entity would be one of the largest Pay TV platforms in the world in terms of subscriber base, according to Company estimates. We are excited about the growth prospects of the merged entity given its large scale, solid business fundamentals and a healthy balance sheet.”

Speaking on the business outlook, Mr. Anil Khera, CEO of Videocon d2h, said “I am happy to share that the Pay TV industry is witnessing a strong recovery on the ground as demonetization impact is behind us and GST has been implemented.”

Financial Summary

(In INR million, unless otherwise indicated)

	Q2 FY17	Q1 FY18	Q2 FY18
Key financial metrics
Revenue from operations	7,762	7,726	8,346
Subscription and activation revenue	7,107	7,091	7,701
Adjusted EBITDA	2,625	2,485	2,805
Adjusted EBITDA margin (%)	33.8%	32.2%	33.6%
Profit after tax (loss)	148	12	168

Content cost (% of revenue)	38.7%	42.0%	39.7%

Adjusted EBITDA less capex	907	1,246	1,174
Free cash flows	199	572	428

Key operating metrics
Net subscribers (million)	12.52	13.04	13.25
ARPU[6] (INR)	209	198	212
Churn per month (%)	0.95%	1.27%	0.62%

During the quarter ended September 30, 2017, Videocon d2h reported revenue from operations of INR 8.35 billion. Subscription and activation revenue came in at INR 7.70 billion. Videocon d2h achieved Adjusted EBITDA of INR 2.81 billion in Q2 FY18. Adjusted EBITDA margin expanded 140 basis points from last quarter and came in at 33.6% during the quarter. The Company achieved a Net Profit after Tax of INR 168 million and generated free cash flows of INR 428 million in Q2 FY18.

The Company added 0.45 million gross subscribers and 0.21 million net subscribers during Q2 FY18. Net subscribers totaled 13.25 million as of September 30, 2017. Monthly churn came in at 0.62% for the quarter as compared to 0.95% in the same quarter previous year. ARPU came in at INR 212.

Subscriber acquisition costs in the form of hardware subsidies were INR 1,747 per subscriber during the quarter.

Videocon d2h had term loans of INR 19.35 billion and total cash and short term investments of INR 4.35 billion as of September 30, 2017.

Forward looking statements

This earnings release may contain forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in the Videocon d2h’s annual report on Form 20-F filed with the SEC and available at http://www.sec.gov. All information provided in this announcement is as of the date hereof, unless the context otherwise requires. Other than as required by law, Videocon d2h does not undertake to update any forward-looking statements or other information in this announcement.

Q2FY18 financial results are available on the company web site www.ir.videocond2h.com

Investor relations contact:

Nupur Agarwal

nupur.agarwal@d2h.com

+91-22-4255-5000

[1]	The Company calculates EBITDA by calculating profit or loss after tax as increased by income tax expense, net finance costs, depreciation, amortization and impairment and reduced by other income. Adjusted EBITDA is EBITDA adjusted for share-based payments (which comprise the recognition of fair value of the Employee Stock Option Plan 2014 recognized as an expense over the vesting period and equity-based compensation paid to our Executive Chairman) which amounted to INR 21.01 million for the quarter ended September 30, 2017, and nil for the quarters ended June 30 and September 30, 2017, respectively. Adjusted EBITDA presented in this earnings release is a supplemental measure of performance and liquidity that is not required by or represented in accordance with IFRS. Furthermore, Adjusted EBITDA is not a measure of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, Adjusted EBITDA is not a standardized term, hence direct comparison between companies using the same term may not be possible. Other companies may calculate Adjusted EBITDA differently from the Company, limiting their usefulness as comparative measures. The Company believes that Adjusted EBITDA helps identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses that are excluded when calculating Adjusted EBITDA. The Company believes that Adjusted EBITDA enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.
[2]	Net subscriber means subscribers authorized to receive DTH broadcasting services on account of payment of subscription charges or any entry offer at the time of initial connection, as well as subscribers who are temporarily disconnected due to non-payment of subscription charges for a period not exceeding 120 days.
[3]	The Company calculates free cash flow as Adjusted EBITDA less capital expenditure and net interest expense, as increased by other income. Free cash flow is not an IFRS measure and should not be construed as an alternative to any IFRS measure such as cash flow from operating activities. Free cash flow should not be considered in isolation and is not a measure of the Company’s financial performance or liquidity under IFRS and should not be considered as an alternative to cash flow from operating, investing or financing activities or any other measure of its liquidity derived in accordance with IFRS. Free cash flow does not necessarily indicate whether cash flow will be sufficient or available for cash requirements and may not be indicative of the Company’s results of operations. Free cash flow as defined herein may not be comparable to other similarly titled measures used by other companies.
[4]	Gross subscribers mean total registered subscribers.
[5]	Churn has been calculated as the number of subscribers who have not made payment for at least 120 days and is the difference between the number of gross subscribers and the number of net subscribers.
[6]	Average Revenue Per User (“ARPU”) is calculated by dividing revenue from operations by the average of the Company’s net subscribers for the period.

Videocon d2h Limited

Earning Release for the quarter ended September 30, 2017

	₹ in Millions
Particulars	Three months ended (Unaudited)			Six months ended (Unaudited)		Year ended (Audited)
	Sept 30, 2017	June 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016	Mar 31, 2017
INCOME
Revenue from operations	8,345.67	7,725.77	7,761.61	16,071.44	15,394.12	30,717.34

	8,345.67	7,725.77	7,761.61	16,071.44	15,394.12	30,717.34

EXPENSE
Operating expense	4,391.36	4,141.64	4,052.36	8,533.00	8,046.70	16,191.51
Employee benefits expense	240.25	277.15	315.35	517.40	637.66	1,288.53
Administration and other expenses	276.07	208.32	182.50	484.39	360.68	815.42
Selling and distribution expenses	632.65	613.55	607.25	1,246.20	1,247.15	2,349.31
Depreciation, amortization and impairment	1,816.31	1,792.85	1,685.41	3,609.16	3,395.98	6,866.09

Total Expenses	7,356.64	7,033.51	6,842.87	14,390.15	13,688.17	27,510.86
Profit / (Loss) from operations	989.03	692.26	918.74	1,681.29	1,705.95	3,206.48
Finance (costs) / Finance Income (Net)	(762.83)	(677.65)	(717.43)	(1,440.48)	(1,475.99)	(2,815.88)
Other Income	16.57	2.88	9.49	19.45	18.86	52.70

Profit / (loss) before tax	242.77	17.49	210.80	260.26	248.82	443.30
Income tax expense
Current tax	—	—	—	—	—	—
Deferred tax charge / (credit)	75.01	5.41	63.22	80.42	74.64	138.88

Profit / (Loss) after tax	167.76	12.08	147.58	179.84	174.18	304.42
Basic earning per share in ₹ (Not annualized)*	0.39	0.03	0.35	0.42	0.41	0.72
Diluted earning per share in ₹ (Not annualized)*	0.37	0.03	0.32	0.39	0.38	0.68
	*	*	*	*	*

Non-GAAP Measures

Earning before interest, tax and depreciation & amortization (EBITDA)

	₹ in Millions
	Three months ended (Unaudited)			Six months ended (Unaudited)		Year ended (Audited)
Particulars	Sept 30, 2017	June 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016	Mar 31, 2017
Profit / (Loss) after tax	167.76	12.08	147.58	179.84	174.18	304.42
Income tax expense	75.01	5.41	63.22	80.42	74.64	138.88

Profit / (Loss) before tax	242.77	17.49	210.80	260.26	248.82	443.30
Finance costs / Finance Income (Net)	762.83	677.65	717.43	1,440.48	1,475.99	2,815.88
Other Income	(16.57)	(2.88)	(9.49)	(19.45)	(18.86)	(52.70)

Profit / (Loss) from operations	989.03	692.26	918.74	1,681.29	1,705.95	3,206.48
Depreciation, amortization and impairment	1,816.31	1,792.85	1,685.41	3,609.16	3,395.98	6,866.09

Earning before interest, tax and depreciation & amortization (EBITDA)[1]	2,805.34	2,485.11	2,604.15	5,290.45	5,101.93	10,072.57
Share based payment [2]	—	—	21.01	—	42.02	108.25
Adjusted Earning before interest, tax and depreciation & amortization (Adjusted EBITDA) [1]	2,805.34	2,485.11	2,625.16	5,290.45	5,143.95	10,180.82

[1]	EBITDA and Adjusted EBITDA presented in this earnings release are supplemental measures of performance and liquidity that are not required by or represented in accordance with the IFRS. Furthermore, EBITDA and Adjusted EBITDA are not measures of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with the IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, EBITDA and Adjusted EBITDA are not standardized terms, hence direct comparison between companies using the same terms may not be possible. Other companies may calculate EBITDA and Adjusted EBITDA differently from the Company, limiting their usefulness as comparative measures. The Company believes that EBITDA and Adjusted EBITDA help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses that are excluded when calculating EBITDA and Adjusted EBITDA. The Company believes that EBITDA and Adjusted EBITDA enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.
[2]	Share-based payments comprise the recognition of fair value of the Employee Stock Option Plan 2014 recognized as an expense over the vesting period and equity-based compensation paid to our Executive Chairman

Videocon d2h Limited - Financial Statements

(All amounts are in INR Million)

Statement of Financial Position

	As At
Particulars	Sept 30, 2017	March 31, 2017
	(Unaudited)	(Audited)
Assets
Non-current Assets
Property, Plant and equipment & Capital Work-in-Progress	25,412.69	26,102.54
Intangible Assets	800.13	849.37
Other Financial Assets	2,830.82	2,701.81
Other Non-Financial Assets	104.73	105.57
Deferred Tax Assets (Net)	7,866.29	7,946.71

Total non-current assets	37,014.66	37,706.00

Current Assets
Inventories	295.11	380.85
Trade Receivables	1.39	1.40
Other Financial Assets	3,905.95	3,714.90
Other Non-Financial Assets	678.25	916.77
Cash and cash equivalents	487.29	661.83

Total current assets	5,367.99	5,675.75

Total Assets	42,382.65	43,381.75

Equity
Share Capital	4,249.98	4,209.66
Share Premium	21,478.58	21,517.31
Retained earnings	(17,738.48)	(17,918.32)

Total Equity	7,990.08	7,808.65

Liabilities
Non-current Liabilities
Long-term borrowings	163.48	235.84
Other Non-Financial Liabilities	2,164.82	2,365.13
Post employment benefits	45.27	85.32
Others employment benefits	30.42	34.36

Total non-current liabilities	2,403.99	2,720.65

Current Liabilities
Short-term borrowings	460.00	—
Trade Payable	5,098.36	5,058.26
Other Non-Financial Liabilities	6,917.87	7,420.70
Other Financial Liabilities	19,488.46	20,343.75
Post employment benefits	19.68	20.88
Others employment benefits	4.21	8.86

Total current liabilities	31,988.58	32,852.45

Total Liabilities	34,392.57	35,573.10

Total equity and liabilities	42,382.65	43,381.75